UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2017
Commission File Number:  001-33283
EUROSEAS LTD.
(Translation of registrant's name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]       Form 40-F [  ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Attached as Exhibit 1 to this Report on Form 6-K is a copy of the release issued by Euroseas Ltd. (the "Company") on July 11, 2017: Euroseas Ltd. Announces Resignation of Director.
This Report on Form 6-K, except for the paragraph beginning with "Aristides Pittas, Chairman and CEO of Euroseas, commented:", is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-208305) filed with the U.S. Securities and Exchange Commission on December 2, 2015, as amended.

Exhibit 1

Euroseas Ltd. Announces Resignation of Director
Maroussi, Athens, Greece – July 11, 2017 – Euroseas Ltd. (NASDAQ: ESEA) (the "Company"), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today the resignation of Mr. Tim Gravely as a director of the Company, effective July 3, 2017.
Mr. Gravely served as a director of the Company since January 31, 2014 and was elected pursuant to the provisions of the Statement of Designation of the Company's Series B Convertible Perpetual Preferred Shares ("Series B Preferred Shares"). Mr. Gravely's resignation from the Company's Board of Directors follows his resignation from Tennenbaum Capital Partners, LLC, the investment adviser to a fund that owns approximately 81% of the outstanding Series B Preferred Shares. In accordance with the Statement of Designation, the vacancy will be filled by a person nominated and elected by holders of the Series B Preferred Shares.
Aristides Pittas, Chairman and CEO of Euroseas, commented: "Mr. Gravely has been a valued member of our board since his election in January 2014 and we are grateful for his service as director of the Company.  We wish him the best in his future endeavors and we look forward to our continued partnership with Tennenbaum Capital Partners."
About Euroseas Ltd.: Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.
Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (FE) Ltd. Inc., also an affiliated ship management company, which are responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.
The Company has a fleet of 14 vessels in the water, including one Kamsarmax drybulk carrier, three Panamax drybulk carriers, one Ultramax drybulk carrier, one Handymax drybulk carrier, and eight Feeder containerships. Euroseas six drybulk carriers have a total cargo capacity of 417,753 dwt, and its eight containerships have a cargo capacity of 14,313 teu. The Company has also signed a contract for the construction of one Ultramax (82,000 dwt) fuel efficient drybulk carrier. Including the new-build Ultramax, the total cargo capacity of the Company's drybulk vessels will be 499,753 dwt.
Visit our website www.euroseas.gr.  Information contained on our website does not constitute a part of this press release.
Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
EUROSEAS LTD.

Dated: July 11, 2017	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President